UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 19, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Talon Therapeutics, Inc.

File No. 001-32626 - CF#30218

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Spectrum Pharmaceuticals, Inc. (successor to Talon Therapeutics, Inc.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information Talon Therapeutics, Inc. (formerly Hana Biosciences, Inc.) excluded from the Exhibits to a Form 10-K filed on April 2, 2007.

Based on representations by Spectrum Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.38   through October 10, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary